K&L GATES LLP 1601 K STREET, N.W.
WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

January 14, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Keeley Funds, Inc. (the “Corporation”)

Investment Company Act File No. 811-21761

Dear Ms. Vroman-Lee:

On behalf of the Corporation and each series included therein (each, a “Fund” and collectively, the “Funds”), I am writing in response to the comments I received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) via a telephone conversation held on January 7, 2016, regarding the Staff’s recent review of the following filings: (i) the Corporation’s annual shareholder report filed on Form N-CSR for the period ended September 30, 2015; (ii) the Corporation’s report filed on Form 40-17G, and (iii) the Corporation’s combined proxy statement/prospectus, filed on Form N-14, with respect to the proposed reorganization of Keeley Mid Cap Value Fund (referred to herein as “Mid Cap Value Fund” or the “Target Fund”) into Keeley Mid Cap Dividend Value Fund (referred to herein as “Mid Cap Dividend Value Fund” or the “Acquiring Fund”) (Securities Act File No. 333-208581).

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Corporation’s responses.

General Comment

1.	Staff Comment: Please designate the series and class identifiers on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) for Keeley International Small Cap Value Fund (S000047899) and Keeley Alternative Value Fund (S000028151) as “inactive.”

Response: Pursuant to the Staff’s request, on January 11, 2016, the Corporation filed a series and class update (SCUPDAT) via EDGAR (Accession No: 0001324203-16-000002) to change the series and class identifiers for each of Keeley Alternative Value Fund and Keeley International Small Cap Value Fund to “inactive” status.

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 14, 2016

Form N-CSR

2.	Staff Comment: On page 70 of the Corporation’s annual report, note no. 9 to the financial statements indicates that Keeley Small Cap Value Fund held 5% or more of the outstanding voting securities of certain issuers during the period covered by the report. With respect to future filings of the Corporation’s annual report, please include a specific line item in the Statement of Assets and Liabilities for “investments in affiliates.”

Response: In future filings of its Form N-CSR, the Corporation undertakes to include a specific line item for investments in affiliates in the Statement of Assets and Liabilities to reflect any Fund’s holdings of 5% or more of the outstanding voting securities of any issuer(s) during the reporting period.

40-17G Filing

3.	Staff Comment: Please confirm that the Corporation currently has an effective fidelity bond, and please ensure the Corporation provides a copy of the bond via a 40-17G filing as soon as practicable.

Response: The Corporation confirms that it has a currently effective fidelity bond for the one-year period ending November 1, 2016. Additionally, the Corporation confirms that it will undertake a 40-17G filing via EDGAR as soon as possible, in accordance with Rule 17g-1(g) of the Investment Company Act of 1940.

Form N-14

4.	Staff Comment: Please include the accounting and performance survivor analysis for the proposed reorganization in your correspondence to the Staff in response to these comments.

Response: The Corporation confirms that it has included its accounting and performance survivor analysis, dated December 22, 2015, as Appendix A to this correspondence.

5.	Staff Comment: Page 4 of the combined proxy statement/prospectus, under the subheading “The Proposed Reorganization,” includes the following statement: “[Keeley Mid Cap Value Fund does not currently expect to sell or otherwise dispose of any investments in a significant amount prior to the implementation of the Reorganization, except pursuant to transactions made in the ordinary course of business or with respect to investments that are not freely transferable or are otherwise restricted, if any.”

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 14, 2016

Since the Acquiring Fund has a principal investment strategy to invest no less than 80% of its net assets in “dividend-paying” common stocks and other equity type securities of mid-cap companies (the “80% test”), please confirm that the Target Fund will not sell any securities specifically to meet the Acquiring Fund’s 80% test.

Also, please confirm that the Target Fund does not intend to sell investments prior to the proposed reorganization solely to align with the Acquiring Fund’s investment strategy.

Response: As explained further below in response to Staff comment no. 10, the Target Fund may sell holdings that are in an unrealized gain position prior to the merger date, solely to take advantage of capital loss carry forwards, all of which is designed to be beneficial to the Target Fund’s shareholders. However, the Corporation confirms that, prior to the proposed reorganization, the Target Fund will not sell investments to align its holdings with the Acquiring Fund’s portfolio or to meet the Acquiring Fund’s 80% test or investment strategy.

6.	Staff Comment: Page 5 of the combined proxy statement/prospectus includes the following statement: “[Keeley Mid Cap Dividend Value Fund] concentrates its investments in securities that typically pay above average dividends, and therefore it historically has maintained a lower risk profile than [Keeley Mid Cap Value Fund].” Please revise the disclosure to explain why dividend-paying securities have a lower risk profile than investments in other types of securities that do not pay dividends.

Generally, many companies tend to begin paying dividends upon reaching a certain level of maturity as a business, where attractive investment opportunities are relatively less available, and its cash flow generation and earnings have become more stable than those of less established companies. As a result, the payment of dividends is seen as conveying stability, or at least lower risk, within that company’s enterprise.

Another traditional view in finance is that stocks that pay dividends are less sensitive to interest rates because the duration of their cash flows is lower than for non-dividend payers. By paying dividends, a company provides cash flow sooner to investors than one that only pays cash when the stock is sold.

As such, the Corporation believes that a Fund concentrating its investments specifically in dividend-paying stocks carries a correspondingly lower risk profile (particularly in the universe of small-capitalization companies) than a Fund that has no bias toward dividend-paying stocks.

To clarify this concept for shareholders of Mid Cap Value Fund, the Corporation has revised the cited disclosure in the combined proxy statement/prospectus in response to the Staff’s comment. The revised disclosure reads as follows:

“The Funds are both managed with a focus on investing in ‘value’ equity securities of companies with a mid-size market capitalization. However, the Acquiring Fund concentrates its investments in securities that typically pay above average dividends.~~,~~ Companies that pay dividends generally have reached a level of maturity in their business and generally have greater stability in their cash flow generation and earnings than less established companies. Such maturity may help insulate these

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 14, 2016

companies during down markets, or shorten such companies’ periods of losses compared to the market overall. Therefore, the Adviser believes that ~~because~~ the Acquiring Fund, with its greater exposure to dividend-paying securities, ~~and therefore it historically~~ has maintained a lower risk profile than the Target Fund, but ~~and . Therefore, the Adviser believes that the Acquiring Fund, with a greater exposure to dividend-paying securities,~~ offers Target Fund shareholders a similar mid-cap equity value fund, and ~~but~~ at a lower cost ~~and with potentially less risk~~.”

7.	Staff Comment: In accordance with Item 3(b)(4) of Form N-14, on page 7 of the combined proxy statement/prospectus, highlight differences between the key features of the target fund and the acquiring fund.

Response: The Corporation notes that it has highlighted such differences as the Staff has requested. On page 6 of combined proxy statement/prospectus, under the subheading “Comparison of Important Features of the Funds—Principal Investment Strategies,” the Corporation sets forth the various features of each Fund in a side-by-side comparison, including each Fund’s principal investment strategy to invest at least 80% of its net assets in “mid cap” companies. However, the side-by-side comparison specifically calls attention to the key difference between the Funds (i.e., the acquiring fund’s focus on dividend-paying mid cap securities) by underlining and italicizing the term “dividend-paying” in the description.

Additionally, the Corporation notes that page 11, under the same subheading, contains a summary of the various similarities and differences between the two Funds included in the side-by-side chart. That summary reads, in part, as follows:

“As indicated by the chart above, the only substantive distinction between the two Funds is that the Target Fund is a broad-based, “value style” mid-cap equity Fund that places heightened consideration on mid-cap companies undergoing corporate change, while the Acquiring Fund is a “value style” mid-cap equity Fund that places heightened consideration on “dividend-paying” mid-cap companies.” (emphasis added)

The Corporation notes that this summary specifically highlights the distinction between the Funds with respect to dividend-paying stocks, in accordance with Item 3(b)(4) of Form N-14.

8.	Staff Comment: In the fees and expenses table on page 14 of the combined proxy statement/prospectus: (i) use the Funds’ actual names in the column headings rather than the terms “Target Fund” and “Acquiring Fund,” and (ii) please confirm that the footnote reference in the line item “Other Expenses” is applicable.

Response: The Corporation has revised the column headings to include the actual names of the Funds. In addition, the Corporation confirms that the reference to footnote (a) in the line item “Other Expenses” was included inadvertently; it has been deleted.

9.	Staff Comment: On page 15, in the final sentence of footnote (a) to the fees and expenses table, please replace the term “discontinue” with “terminate.” Also, please specify what party, if any, can terminate the waiver.

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 14, 2016

Response: The Corporation has made the requested change. Additionally, the Corporation has clarified the footnote to indicate who may terminate the waiver and under what circumstances. The relevant portion of the revised footnote reads as follows:

“The waiver is in effect through January 31, 2017, and neither the Adviser nor the Fund’s Board of Directors has the ability to ~~can discontinue~~terminate the agreement prior to its expiration date.”

10.	Staff Comment: On page 26, the penultimate paragraph under the subsection “Information About the Reorganization—Material U.S. Federal Income Tax Consequences of the Reorganization” states: “It is estimated that the Target Fund will lose $8,594,124 in capital loss carry forwards and that the Acquiring Fund will receive $3,337,439 in capital loss carryforwards as a result of the Reorganization.”

The financial statements included in the Corporation’s annual report for the period ended September 30, 2015 states that the Target Fund has approximately $29.5 million in capital loss carry forwards. Please explain why only $8.5 million will be carried forward and why only $3.3 million will be available, given the information in the annual report.

Response: The Target Fund intends to sell a substantial amount of its holdings that are in an unrealized gain position prior to the merger date. As a result of these transactions, the Target Fund expects to utilize a substantial portion of its capital loss carry forwards. Based upon Internal Revenue Service tax-free reorganization rules, the Corporation estimates that approximately $3.3 million of the unused portion can be carried over to the Acquiring Fund following the reorganization.

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We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc: Alan P. Goldberg, K&L Gates, LLP

Robert M. Kurinsky, Keeley Funds, Inc.

Deanna Marotz, Keeley Asset Management Corp.

Jerome J. Klingenberger, Keeley Funds, Inc.

APPENDIX A

MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

December 22, 2015

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Keeley Funds, Inc. (Registrant)

Keeley Mid Cap Dividend Value Fund (Acquiring Fund), a series of the Registrant, with respect to its proposed reorganization with Keeley Mid Cap Value Fund (Target Fund), also a series of the Registrant (Securities Act File No. 333-208581)

Dear Mr. Eskildsen:

This letter responds to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned on December 17, 2015 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by Keeley Mid Cap Dividend Value Fund (the “Acquiring Fund” or a “Fund”), a series of Keeley Funds, Inc. (the “Registrant”), of all of the assets of Keeley Mid Cap Value Fund (the “Target Fund” or a “Fund” and, together with the Acquiring Fund, the “Funds”), also a series of the Registrant, in exchange for the assumption of all the liabilities of the Target Fund and shares of the Acquiring Fund (the “Reorganization”).

For your convenience, the substance of the Staff’s comment has been restated below. The Registrant’s response to the comment is set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment: Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response: The following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. Regarding accounting survivors, the analysis is based on the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”); regarding performance survivor, it is based on Staff guidance set forth in the North American Security Trust SEC No-Action Letter (the “NAST Letter”).1

[1]	North American Security Trust, 1994 SEC No-Act-LEXIS 876 (pub. avail. Aug. 5, 1994).

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

December 22, 2015

In the NAST Letter, the Staff indicated that, generally, the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward), will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The NAST Letter and the ICI White Paper generally identify the same factors that funds should compare in making this determination. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting and performance surviving entity:

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. Both Funds currently are advised by Keeley Asset Management Corp. (“KAMCO”), an investment adviser registered under the Investment Advisers Act of 1940. The Target Fund is managed by Kevin M. Chin and Brian R. Keeley, while the Acquiring Fund is managed by Thomas E. Browne, Jr. and Brian P. Leonard. Messrs. Browne and Leonard have each served as a portfolio manager for the Acquiring Fund since its inception in 2011. KAMCO will continue to serve as the investment adviser to the Acquiring Fund following the Reorganization (the “Combined Fund”), and Messrs. Browne and Leonard are expected to continue to be the portfolio managers of the Combined Fund following the Reorganization. It is our view that this factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Acquiring Fund. Both Funds have identical investment objectives and employ substantially similar principal strategies in achieving their objectives (although there are some differences, as noted below). Consistent with the flexibility permitted by each Fund’s investment strategies, each portfolio management team generally manages the Funds in a largely similar manner, as each Fund invests at least 80% of its net assets in common stocks and other equity type securities of medium-sized companies.2 The Funds also have a substantial degree of overlap in their portfolio holdings. As of September 30, 2015, approximately 40% of the Target Fund’s assets were invested in securities that were also held by the Acquiring Fund, and approximately 30% of the Acquiring Fund’s assets were invested in securities that were also held by the Target Fund. It is our view that this factor is neutral in determining the identity of the accounting and performance survivor.

Investment Objectives, Policies and Restrictions: The Funds have identical investment objectives. Each Fund seeks capital appreciation. The investment objective the Target Fund is fundamental, while the investment objective of the Acquiring Fund is non-fundamental. The Combined Fund will have the investment objective of the Acquiring Fund.

[2]	KAMCO defines a mid-cap security as a security of a company with a market capitalization between $1.5 billion and $15 billion.

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

December 22, 2015

Each Fund seeks to achieve its investment objective by investing at least 80% of its net assets in common stocks and other equity type securities of companies with a mid-size market capitalization. However, the Target Fund invests in common stocks and other equity type securities (including preferred stock, convertible debt securities and warrants) of companies with a mid-size market capitalization, while the Acquiring Fund invests in “dividend-paying” common stocks and other equity type securities (including preferred stock, convertible debt securities and warrants) of companies with a mid-size market capitalization. The Combined Fund will be managed in accordance with the investment strategies and the policies and restrictions of the Acquiring Fund. There are certain relatively minor differences between the Funds’ principal investment strategies, as set forth below:

•	Both Funds employ a “value” investment philosophy based upon the belief that the market value of an asset may deviate from its intrinsic value, and that the market price and the intrinsic value should converge over the long-term. However, the Target Fund invests primarily in companies undergoing major changes (for example, corporate restructuring), including (i) corporate spin-offs; (ii) financial restructuring; and (iii) event driven, special situations that may create enhanced opportunities. KAMCO does not consider current dividend or interest income to be a factor when choosing securities for the Target Fund.

•	Conversely, the Acquiring Fund invests in stocks with sustainable, expected growth in earnings and dividends, and attempts to buy them when they are temporarily out-of-favor or undervalued by the market.

•	The principal risks of investing in each Fund are identical, except that the Acquiring Fund faces the risks of investing specifically in dividend-paying securities.

The similarities in the principal investment strategies of each Fund are highlighted in the Registration Statement under “Comparison of Important Features of the Funds—Investment Objectives” and “—Principal Investment Strategies.” The other permissible investments of the Funds, their buy/sell investment philosophy, their benchmark index and other aspects of their operations (including their policies on borrowing and securities lending, as well as their dividend and capital gains distribution schedules) are identical. Also, the Funds have identical fundamental investment restrictions.

Because the Combined Fund will follow the Acquiring Fund’s investment policies and strategies, it is our view that this factor favors the Acquiring Fund as the accounting and performance survivor.

Expense Structure: The expense structure of the Combined Fund will be that of the Acquiring Fund, since all of its contracts with service providers will remain in place following the Reorganization. The Funds have identical management fees. As indicated in the Registration Statement under “Information About the Reorganization—Board Considerations of the Reorganization,” the Reorganization would provide the Acquiring Fund with significantly more

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

December 22, 2015

assets, which would bring the Acquiring Fund closer to the breakpoints in its fee schedule. Additionally, although each Fund has expense waivers in place, the Acquiring Fund has expense waivers that cap its total annual fund operating expenses for both share classes to an amount 0.10% lower than those for the Target Fund. Therefore, shareholders of the Combined Fund therefore would experience a decrease in expenses as a percentage of the Combined Fund’s net assets.

Assuming the Reorganization had taken place on September 30, 2015 (the most recent fiscal year end for each Fund), the Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements would be expected to decrease for all shareholders. Because the Combined Fund will have the Acquiring Fund’s expense structure, it is our view that this factor favors the Acquiring Fund as the accounting and performance survivor.

Asset Size: As of September 30, 2015, the Target Fund had net assets of approximately $66.5 million, while the Acquiring Fund had net assets of approximately $35.1 million.

Additional Factors: The ICI White Paper states that the age of the portfolios and the surviving fund’s board of directors are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

•	Age of Funds: Both Funds have more than four years of performance history. The Target Fund commenced operations on August 15, 2005, while the Acquiring Fund commenced operations on October 3, 2011. Since the Acquiring Fund was not newly created, this factor favors the Acquiring Fund as the accounting and performance survivor.

•	Board Composition: Both Funds are series of the Registrant and, as a result, have the same Board of Directors. This factor is neutral in determining the accounting and performance survivor.

Conclusion

As the acquiring fund, the Acquiring Fund will be the legal survivor in the Reorganization. The Registrant believes that the Acquiring Fund is also the appropriate accounting and performance survivor in the Reorganization. While the Funds are similar in terms of portfolio management and portfolio composition, the Funds differ with respect to certain investment strategies, and the Combined Fund will follow the Acquiring Fund’s strategies after the Reorganization. The expense structure of the Combined Fund after the Reorganization will be that of the Acquiring Fund. While the Target Fund is larger than the Acquiring Fund, the Registrant does not believe that the difference in size is enough to lead to the conclusion that the Target Fund should be the accounting and performance survivor.

For these reasons, the Registrant believes that current and future shareholders of the Combined Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Fund, and therefore believes that the Acquiring Fund should be the accounting and performance survivor in the Reorganization.

*        *        *

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

December 22, 2015

We believe that this information is responsive to your comment. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark Greer
Mark Greer, Esq.

Copy:	Alan Goldberg, Esq.

    Robert Kurinsky, Esq.

Keeley Funds, Inc.

111 West Jackson Blvd.

Chicago, IL 60604

January 14, 2016

BY EDGAR

Ms. Ashley Vroman-Lee

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Keeley Funds, Inc.

Investment Company Act Registration No. 811-21761

On behalf of the Keeley Funds, Inc. (the “Corporation”), we hereby make the following representations:

(i) The Corporation is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and

(iii) The Corporation acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS, INC.

By:	/s/ Robert M. Kurinsky
Name:	Robert M. Kurinsky
Title:	Secretary